Aflac Incorporated 2nd Quarter 2011 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2011	2010	2011	2010
Fixed charges:
Interest expense(1)	$46,318	$32,993	$91,625	$65,675
Interest on investment-type contracts	12,038	9,467	23,614	18,761
Rental expense deemed interest	232	232	482	482
Total fixed charges	$58,588	$42,692	$115,721	$84,918

Earnings before income tax(1)	$452,852	$889,382	$1,052,578	$1,863,107
Add back:
Total fixed charges	58,588	42,692	115,721	84,918
Total earnings before income tax and fixed charges	$511,440	$932,074	$1,168,299	$1,948,025

Ratio of earnings to fixed charges	8.7x	21.8x	10.1x	22.9x

(1)	Excludes interest expense on income tax liabilities